EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended		Nine Months Ended
(in millions, except share amounts)	September 30,		September 30,
	2006	2005	2006	2005

Net income	$393	$252	$839	$737
Less: distributed earnings to common shareholders	115	111	344	334
Undistributed earnings	278	141	495	403
Less: undistributed earnings from discontinued operations	-	13	-	13
Undistributed earnings from continuing operations	$278	$128	$495	$390

Common shareholders earnings
Basic
Distributed earnings to common shareholders	$115	$111	$344	$334
Undistributed earnings allocated to common shareholders - continuing operations	264	122	469	371
Undistributed earnings allocated to common shareholders - discontinued operations	-	12	-	12
Total common shareholders earnings, basic	$379	$245	$813	$717
Diluted
Distributed earnings to common shareholders	$115	$111	$344	$334
Undistributed earnings allocated to common shareholders - continuing operations	264	122	469	371
Undistributed earnings allocated to common shareholders - discontinued operations	-	12	-	12
Total common shareholders earnings, diluted	$379	$245	$813	$717

Weighted average common shares outstanding, basic	347	372	345	376
9.50% Convertible Subordinated Notes	19	19	19	19
Weighted average common shares outstanding and participating securities, basic	366	391	364	395

Weighted average common shares outstanding, basic	347	372	345	376
Employee share-based compensation and accelerated share repurchase program (1)	2	4	4	4
Weighted average common shares outstanding, diluted(2)	349	376	349	380
9.50% Convertible Subordinated Notes	19	19	19	19
Weighted average common shares outstanding and participating securities, diluted	368	395	368	399

Net earnings per common share, basic
Distributed earnings, basic	$0.33	$0.30	$1.00	$0.89
Undistributed earnings - continuing operations, basic	0.76	0.33	1.36	0.99
Undistributed earnings - discontinued operations, basic	-	0.03	-	0.03
Total	$1.09	$0.66	$2.36	$1.91

Net earnings per common share, diluted
Distributed earnings, diluted	$0.33	$0.30	$0.99	$0.88
Undistributed earnings - continuing operations, basic	0.76	0.32	1.34	0.98
Undistributed earnings - discontinued operations, basic	-	0.03	-	0.03
Total	$1.09	$0.65	$2.33	$1.89

(1) Includes approximately one million shares treated as outstanding in connection with the November 2005 ASR for the nine months ended September 30, 2006.  The remaining approximately three million shares relate to share-based compensation and are deemed to be outstanding in accordance with SFAS No. 128 for the purpose of calculating EPS for the nine months ended September 30, 2006.

(2) Options to purchase 23,000 shares of PG&E Corporation common stock were excluded from the computation of diluted EPS for the three and nine months ended September 30, 2005 because the exercise prices of these options were greater than the average market price of PG&E Corporation common stock over these periods. All options to purchase shares of PG&E Corporation common stock were included in the computation of diluted EPS for the three and nine months ended September 30, 2006 because the option exercise prices of these options were lower than the average market price of PG&E Corporation common stock over these periods.